Exhibit D(4)

AMENDMENT

DATED DECEMBER 3, 2007 TO

INVESTMENT MANAGEMENT AGREEMENT

for MassMutual Select Blue Chip Growth Fund

WHEREAS, Massachusetts Mutual Life Insurance Company (“MassMutual”) and the MassMutual Institutional Funds (now known as the MassMutual Select Funds) (the “Trust”) entered into an Investment Management Agreement (the “Agreement”), effective as of June 1, 2001, relating to the MassMutual Blue Chip Growth Fund (now known as the MassMutual Select Blue Chip Growth Fund) (“the Fund”), a series of the Trust; and

WHEREAS, MassMutual and the Trust desire to amend the compensation of MassMutual as described in the Agreement;

NOW THEREFORE, IT IS AGREED THAT:

1.	Capitalized terms used herein but not otherwise defined shall have the meanings given to those terms in the Agreement.

2.	Section 4 of the Agreement is hereby deleted in its entirety and replaced with the following:

The Trust agrees to pay the Manager and the Manager agrees to accept as full compensation for the performance of all functions and duties on its part to be performed pursuant to the provisions hereof, a fee at the annual rate of .65% of the average daily net asset value of the Fund, determined at the close of the New York Stock Exchange on each day that the Exchange is open for trading and paid on the last day of each month.

3.	Except as expressly amended hereby, all provisions of the Agreement remain in full force and effect and are unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto intending to be legally bound have caused this Amendment to be executed by their duly authorized officers or other representatives as of the day and year first above written.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

By:	/s/ Eric Wietsma
Name: Eric Wietsma Title: Vice President

MASSMUTUAL SELECT FUNDS on behalf of MASSMUTUAL SELECT BLUE CHIP GROWTH FUND

By:	/s/ Nicholas H. Palmerino
Name: Nicholas H. Palmerino Title: CFO and Treasurer